Exhibit 3.1

CERTIFICATE OF FORMATION

OF

HEAT MERGER SUB, LLC

This Certificate of Formation of Heat Merger Sub, LLC (the “LLC”) is being duly executed and filed to form a limited liability company under the Delaware Limited Liability Company Act (6 Del.C. § 18-101, et seq.).

FIRST: The name of the limited liability company formed hereby is Heat Merger Sub, LLC, which is a direct, wholly-owned subsidiary of Jefferies Financial Group Inc.

SECOND: The address of the registered office of the LLC in the State of Delaware is 1209 Orange Street, in the city of Wilmington, County of New Castle, State of Delaware, 19801, and the name of the LLC’s registered agent at such address is The Corporation Trust Company.

THIRD: This Certificate of Formation shall be effective on the date of filing.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation on this 9th day of April, 2019.

By:	/s/ James Higgins
	Name:	James Higgins
	Title:	Authorized Person